Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140867

May 16, 2007
PROSPECTUS
INNOVO GROUP INC.
5901 SOUTH EASTERN AVENUE
COMMERCE, CALIFORNIA 90040
COMMON STOCK
10,051,318 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS
     You should read this prospectus carefully before you invest in our common stock offered hereby.
     This prospectus registers for resale up to 10,051,318 shares of our common stock which may be offered from time to time by the stockholders listed beginning on page 16 of this prospectus. Of these shares, 7,876,014 are issued and outstanding and 2,175,304 shares are issuable upon exercise of outstanding warrants. We originally issued the shares and warrants in connection with private transactions. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
     Our common stock is traded on the Nasdaq Capital Market under the symbol “INNO.”
     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 18 for more information about how a selling stockholder may sell its shares of common stock. We will not be paying any underwriting discounts or commissions in this offering.
     On May 3, 2007, the last reported sale price of the common stock on the Nasdaq Capital Market was $1.17 per share. See “Price Range of Common Stock.” You should obtain a current market price quotation before you buy any of the offered shares.
     The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading “Risk Factors” beginning on page 5 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 16, 2007.

          In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.
          We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.

          In this prospectus, when we to refer to Innovo Group Inc. and its subsidiaries, we use the terms “Innovo Group,” “we,” “our” and “us” when we do not need to distinguish among these entities or their predecessors or when any distinction is clear from the context.

ii

PROSPECTUS SUMMARY
          You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes incorporated herein by reference to this prospectus.
Our Business
Overview
          We began our operations in April 1987 as Innovo, Inc., or Innovo, a Texas corporation, to manufacture and domestically distribute cut and sewn canvas and nylon consumer products for the utility, craft, sports licensed and advertising specialty markets. In 1990, Innovo merged into Elorac Corporation, a Delaware corporation, and renamed itself our present name, Innovo Group Inc. Initially, we produced craft and accessory products for the consumer marketplace through various operating subsidiaries. Since that time, we gradually evolved from producing craft and accessory products to designing and selling apparel products. During this transition, we moved our operations from Tennessee to Los Angeles, California.
          Our principal business activity has evolved into the design, development and worldwide marketing of apparel products, primarily, denim jeans and related casualwear. Our primary apparel products bear the brand name Joe’s® operated under our Joe’s Jeans Inc., or Joe’s Jeans, subsidiary. Since Joe’s Jeans was established in 2001, the brand is recognized in the premium denim industry for its quality, fit and fashion-forward designs. Because we focus on design, development and marketing, we rely on third party manufacturers to manufacture our apparel products for distribution and Pixior LLC, or Pixior, a Los Angeles-based distribution company, for product fulfillment services. We sell our products to numerous retailers, which include major department stores, specialty stores, and distributors around the world.
          Fiscal 2006 was a transition year for us. After deciding to focus our operations on our Joe’s® brand, we decided to cease operations of our other branded and private label business. In May 2006, we sold certain of the assets related to our private label division where we made denim apparel products for mass market retailers such as American Eagle Outfitters Inc., or AEO, and Target Corporation, or Target. In addition throughout the course of the fiscal year, we ceased production and sold the remaining other branded apparel inventory, which included the brands indie™ and Betsey Johnson®, to focus on our Joe’s® business. Further, in the third quarter of fiscal 2006, we began operating under an agreement with Pixior to outsource our product fulfillment services, including our warehousing, distribution and customer services needs for our products and moved our principal offices to space under a verbal facilities arrangement with Pixior.
          To enhance our ability to capitalize on the Joe’s® brand, on February 6, 2007, we entered into a merger agreement to merge with JD Holdings Inc., or JD Holdings, the successor in interest to JD Design LLC, or JD Design, the entity from whom we license the Joe’s® brand. In exchange for all of the rights to the Joe’s® brand and subject to approval by our stockholders, we will issue to JD Holdings 14,000,000 shares of our common stock, $300,000 in cash and enter into an employment agreement with Joe Dahan, the principal designer of the Joe’s brand and sole stockholder of JD Holdings. In the event that the merger is approved, the license agreement will terminate and we will own all right, title and interest in the Joe’s® brand and marks. By owning all rights to the Joe’s® brand and marks outright, we will eliminate any risks associated with the potential termination of the license agreement and have the right to control the direction of the brand and our company, including licensing opportunities. To capitalize on licensing opportunities for the brand, we also announced that we entered into a license agreement with the Betesh

Group to be effective upon completion of the merger agreement for the worldwide license to produce and sell handbags, belts and small leather goods, such as wallets for men and women bearing the Joe’s® brand. We will receive a royalty of 10% on net sales of these products subject to certain minimums. The initial term of the license after it becomes effective will be through December 31, 2010 with certain renewal rights.

          We are incorporated under the laws of the State of Delaware. Our corporate headquarters are located at 5901 South Eastern Avenue, Commerce, California, 90040. Our telephone number is (323) 837-3700. We also have operational offices and/or showrooms in Los Angeles and New York, and third party showrooms in New York, Los Angeles, Tokyo, Paris and Germany for the sale of our Joe’s Jeans® products. Although we maintain a website at www.innovogroup.com, we do not intend that the information available through our website be incorporated into this prospectus. For additional information about us and our businesses, see “Where You Can Find More Information.”

The Offering

Issuer	Innovo Group Inc.

Common stock offered by the selling stockholders	10,051,318 (consists of 1,041,667 shares of common stock offered by Azteca Production International, Inc. (referred to as the Azteca Shares) and 9,009,651 shares of common stock offered by BSS-Joe’s Investors, LLC, Windsong DB, LLC and Michael Mankowski (referred to as the Investor Shares) which Investor Shares include 2,175,304 shares of common stock underlying warrants to purchase shares of common stock)

Common stock outstanding before and after the offering	41,277,801 (excludes 111,811 shares held as treasury shares, which are issued but not outstanding)

Use of Proceeds	We will not receive any proceeds from this offering.

Registration Rights of Azteca Shares	We have agreed to use all reasonable efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earlier of:
•	the first anniversary of the declaration by the SEC that the shelf registration statement is effective;

•	the sale of all of the shares of common stock covered by the shelf registration statement; and

•	the expiration of the holding period applicable to the shares of common stock held by non-affiliates of Innovo under Rule 144(k) of the Securities Act, or any successor provision, subject to certain exceptions.

Registration Rights of Investor Shares	We have agreed to use commercially reasonable efforts to keep the registration statement, of which this prospectus forms a part, current, continuously effective and free from any material misstatement or omission until the earlier of:
•	December 19, 2008;

•	the date on which the investor may sell all registrable securities then held by the investor without restriction by the volume limitations of Rule 144(e) of the Securities Act; or

•	such time as all registrable securities held by such investor have been sold pursuant to a registration statement.

Trading	Our common stock is traded on the Nasdaq Capital Market under the symbol “INNO.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

The outstanding share information is based on our shares outstanding as of May 3, 2007. This information excludes (i) 3,792,296 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.73 per share; (ii) an aggregate of 577,256 shares of common stock available for future issuance under our 2004 Stock Incentive Plan for employees, directors and consultants as of May 3, 2007; (iii) 2,953,637 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.24 per share; and (iv) 6,834,347 shares of common stock reserved for issuance pursuant to a collateral protection agreement.

RISK FACTORS
          Before you invest in our common stock by purchasing shares from a selling stockholder named in this prospectus, you should be aware that there are various risks involved in investing in our common stock. We have described below all of the risks which we deem material to your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed with the SEC under the Securities Exchange Act of 1934, or Exchange Act, before you decide to purchase any shares of our common stock. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.
We may not be successful in implementing our strategic plan to focus our resources on our Joe’s® brand.
          Our ongoing business operations focus our resources on our Joe’s® brand. While to date, this has been our best performing asset, we cannot assure you that our reliance on sales from only one brand in the marketplace will result in profitability for us. We cannot assure you that our Joe’s® brand will continue to meet our expectations in terms of sales, profits and acceptance in the marketplace by consumers and retailers. Therefore, our business operations could be negatively impacted by a change in any one or all of these expectations and may have a material adverse impact on our financial condition and results of operations.
Our operations could be dependent on our ability to execute on our exploration of strategic initiatives for our business, including our proposed merger agreement with JD Holdings.
          In January 2006, we announced that our Board of Directors decided to explore strategic initiatives related to our business, including the possible sale of some or all of our assets. In furtherance of these initiatives, in February 2007, we announced that we entered into a merger agreement with JD Holdings to purchase all right, title and interest in the Joe’s® brand and marks. We believe that the purchase of the Joe’s® brand and marks will give us the right to control the direction of the brand. However, this merger is subject to the approval of our stockholders and we cannot assure you that the transaction will be approved or that this change will result in profitability for us. While we believe that this transaction may ultimately enhance stockholder value, we cannot assure you that this or any transaction will result in enhanced economic value or profitability. In addition, in the event that the merger is approved, we expect to seek opportunities to license the Joe’s® brand and marks under license agreements for categories of products that we do not produce. We cannot assure you that this strategy will work or result in increased revenue for us.
Due to our negative cash flows, we could be required to cut back or stop operations if we are unable to raise or obtain needed funding.
          Our ability to fund our operations will depend on (i) utilizing our receivable and inventory based agreements with CIT Commercial Services, a unit of CIT Group, Inc., or CIT; (ii) utilizing the proceeds from our equity financing in December 2006; (iii) maximizing our trade payables with our domestic and international suppliers; (iv) managing our inventory levels and operating expenses; and (v) increasing collection efforts on existing account receivables.
          Our primary method to obtain the cash necessary for operating needs is through the sale of our account receivables under our factoring agreements and ability to obtain advances under our inventory security agreements, or the Factoring Facilities, with CIT. These Factoring Facilities give us, through our operating subsidiaries, the ability to obtain cash by selling to CIT certain of our account receivables for up to 85% of the face amount of the receivables on either a recourse or non-recourse basis depending on the creditworthiness of the customer. The Factoring Facilities also allow us to obtain advances for up to 50% of the value of certain eligible inventory. We currently obtain funds under the Factoring Facilities at 85% of factored invoices and under the inventory security agreement up to approximately $2,700,000 of maximum availability. CIT has the ability, in its discretion at any time or from time to time, to adjust or revise any limits on the amount of loans or advances made to us pursuant to the Factoring Facilities. As further assurance to enter into the Factoring Facilities, cross guarantees were executed by and among us, Innovo, Joe’s and IAA, to guarantee each subsidiaries’ obligations and in November 2004, upon request by CIT, our Chairman, Sam Furrow, executed a personal guarantee for up to $1,000,000. This personal guarantee by Mr. Furrow has contributed to our ability to obtain cash under our existing Factoring Facilities. In addition, in October 2006, JD Design granted to CIT a security interest in the Joe’s® trademarks and executed a non-recourse guaranty in favor of CIT to allow us to obtain additional advances under our inventory security agreement. In connection with the security interest and guaranty, we entered into an agreement with JD Design to provide protection to JD Design through the potential issuance of shares of our common stock as collateral for the non-recourse guaranty and security interest granted to CIT.
          As of November 25, 2006, our availability with CIT was approximately $425,000 under the Factoring Facilities. This amount fluctuates on a daily basis based upon invoicing and collection related activity by CIT on our behalf. In connection with the agreements with CIT, certain assets are pledged to CIT, including all of our inventory, merchandise, and/or goods, including raw materials through finished goods and receivables.
          These Factoring Facilities may be terminated by CIT upon 60 days prior written notice or immediately upon the occurrence of an event of default, as defined in the agreement. The agreements may be terminated by us upon 60 days advanced written notice prior to June 30, 2007 or earlier provided that the minimum factoring fees have been paid for the respective period.
          Because our negative cash flows could cause CIT to terminate the Factoring Facilities after notice, we may be forced to pay our liability with CIT, which could include CIT exercising its right to take possession of the pledged collateral, which includes raw materials through finished goods and receivables. Although we have undertaken numerous measures to increase sales, control inventory costs and operate more efficiently so that we may be able to continue to fund our operations for fiscal 2007, we may continue to experience losses and negative cash flows. We can give you no assurance that we will in fact operate profitably in the future.
We rely on our Joe’s ® License Agreement to generate our revenues.
          Our sales are dependent upon our Joe’s® license. Although we believe we will continue to meet all of our material obligations under this license agreement, there can be no assurance that such license rights will continue or will be available for renewal beyond the rights that we have under the agreement. We are dependent on our revenue from this license agreement to fund our continuing operations. Because of this reliance, we have entered into the merger agreement with JD Holdings so that we can, if we obtain stockholder approval, own all right, title and interest to the Joe’s® brand and marks. By owning the brand and the marks, we eliminate the possibility of losing the license that we rely on to generate revenue.
We outsource certain of our business operations and are dependent, to a degree, on third parties to perform these services for us.
          In connection with our operations, we outsource certain services and are dependent on third parties such as Azteca Productions International, Inc., or Azteca, a selling stockholder in this prospectus, for the manufacture and Pixior for product fulfillment of our apparel products. The inability of one or more of these service providers to manufacture, ship or fulfill our customer purchase orders in a timely manner or to meet our quality standards could cause us to miss the delivery dates for our customers for those items. As a result, our customers may decide to cancel orders, refuse to accept delivery of the products or cause us to provide discounts or allowances. Any of these events could have a material adverse effect on our financial condition and results of operation.
We are dependent on our relationships with our vendors.
          We purchase our raw materials, including fabric, yarns, threads and trims, such as zippers, buttons, tags from a variety of vendors. While we are not reliant exclusively on one or more particular vendor for the supply of the raw materials or component parts required to meet our manufacturing needs, we depend on our relationships and these vendors to ensure our supply of these raw materials or component parts. Any problems or disputes with these vendors could result in us having to source these raw materials or component parts from another vendor, which could delay production, and in turn have a material adverse effect on our financial condition and results of operation.
Our common stock price is extremely volatile and may decrease rapidly.
          The trading price and volume of our common stock has historically been subject to wide fluctuation in response to factors such as the following, some of which are beyond our control:
•	annual and quarterly variations in actual or anticipated operating results,

•	operating results that vary from the expectations of securities analyst and investors,

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors,

•	changes in market valuations of other denim apparel companies,

•	announcements of new product lines by us or our competitors, announcements by us or our competitors of significant contracts, acquisitions or dispositions of assets, strategic partnerships, joint ventures or capital commitments,

•	additions or departures of key personnel or members of our board of directors, and

•	general conditions in the apparel industry.
          In the 52 week period prior to May 3, 2007, the closing price of our common stock has ranged from $0.37 to $1.45. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.

If we cannot meet the Nasdaq Capital Market maintenance requirements and Nasdaq rules, Nasdaq may delist our common stock, which could negatively affect the price of the common stock and your ability to sell the common stock.
          In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq Capital Market, formerly known as the Small Cap Market, and Nasdaq rules, which require, among other things, minimum stockholders’ equity of $2.5 million, a minimum bid price for our common stock of $1.00, and a requirement that a majority of our Board of Directors be independent, as defined in the Nasdaq rules.
          On June 30, 2006, we announced that we received a Nasdaq staff deficiency notice indicating that we were no longer in compliance with Nasdaq Rule 4310(c)(4) because the closing bid price per share of our common stock was below $1.00 per share for 30 consecutive trading days. We were provided with 180 calendar days, or until December 27, 2006, to regain compliance with this rule. On December 29, 2006, we announced that we had received a second letter from Nasdaq on December 28, 2006. The second letter notified us that since we did not regain compliance by December 27, 2006, but otherwise met the initial listing criteria set forth in Nasdaq Rule 4310(c) except for the bid price requirement, we were eligible for an additional 180 calendar days, or until June 25, 2007, to regain compliance. On January 29, 2007, we announced that we had regained compliance with the minimum bid price rule. However, there can be no assurance that we will be able to maintain the bid price of our common stock at $1.00 and not violate this rule or other Nasdaq requirements in the future.
          If we are unable to satisfy Nasdaq criteria for maintaining listing, our common stock would be subject to delisting. Trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called “pink sheets” or on the National Association of Securities Dealers, Inc., or NASD, “electronic bulletin board.” As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of our common stock.
Our directors and management beneficially own a large percentage of our common stock.
          Our executive officer and directors beneficially own approximately 18% of our common stock, including options exercisable within 60 days of May 3, 2007, in the aggregate. More specifically, the Chairman of our Board, Sam Furrow, beneficially owns approximately 8.1% of our common stock, and Jay Furrow, our former Chief Executive Officer, current member of our Board and the son of Sam Furrow, beneficially owns approximately 4.6% of our common stock. Because of this level of stock ownership, in the aggregate, certain persons may be in a position to directly or indirectly control our affairs. Our bylaws also limit the ability of stockholders to call a special meeting of stockholders. These bylaw provisions could have the effect of discouraging a takeover of us, and therefore may adversely affect the market price and liquidity of our securities. We are also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of our securities.
We are dependent, to a degree, on manufacturing arrangements with Azteca certain stockholders and their related entities to produce a substantial portion of our products. In addition, we have historically in the past granted them certain rights which may result in the ability to influence us to a degree.
          Over the course of our relationship with Azteca, Commerce, Hubert Guez and Paul Guez, we have at certain times entered into a variety of agreements with them, including purchase agreements and manufacturing and distribution arrangements, verbal and written. Azteca and Commerce are entities controlled by Hubert Guez and/or Paul Guez. Our business is dependent in part with our ability to work with Azteca, Commerce and each of the Guez brothers.

          Our relationship with the Guez brothers and their entities began in the summer of 2000 when we entered into a securities purchase agreement with them. Thereafter, we utilized this relationship in order to enter into the denim apparel and design business. To foster business growth, we entered into certain supply and distribution agreements with them and also moved our headquarters from Tennessee to Los Angeles to office and warehouse space under a verbal shared facility arrangement. Over the course of the next few years, the Guez brothers maintained an interest in us through stock ownership and through the various manufacturing, supply and distribution arrangements.
          In fiscal 2006, as a result of the prior relationship, we entered into a manufacturing arrangement with them to manufacture some of our Joe’s® denim bottoms in Mexico through their Mexican subsidiary, AZT. In fiscal 2006, we purchased approximately $12,845,000 in goods and services, or 55% of our total purchases from AZT and its affiliates. Therefore, the loss of our manufacturing arrangements with AZT could adversely affect our current supply responsibilities. If we, due to unforeseen circumstances are unable to utilize the services of AZT for manufacturing, our operations may be adversely affected until we are able to secure manufacturing arrangements with other suppliers that could provide a similar magnitude of services to us. In addition, developing and finding such alternative suppliers for such services may take focus, time and effort from management’s attention to other operations.
          Over the course of the relationship and as we have grown and changed our business plans, the Guez brothers and their related entities have decreased their stock ownership and decreased the amount and types of operational arrangements with us. Presently, we only utilize AZT to manufacture our products. We no longer share office space with them and based upon a Schedule 13D/A filed by Paul Guez, Azteca, and Hubert Guez on July 17, 2006, and a Form 4 filed on February 8, 2007, the Guez brothers, including entities owned or controlled by them, beneficially own approximately 16% of our common stock in the aggregate. While we do not expect that this level of stock ownership, in the aggregate, to put them in a position to directly or indirectly influence our affairs, we cannot assure you that they will not attempt to exert influence over us.
The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.
          Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Historically, our greatest volume of shipments and sales have occurred from late spring through the summer, which coincides with our second and third fiscal quarters. This requires us to build-up inventories during our first and second fiscal quarters when our cash flow is weakest. Historically speaking, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year, including, a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.
We face risks associated with constantly changing fashion trends, including consumer’s response to our Joe’s® branded apparel.
          Our success will depend on our ability to anticipate, gauge and respond to changing consumer demand and fashion trends in a timely manner, in particular, consumer demand for our Joe’s® branded apparel. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities in the marketplace. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect our ability to achieve profitability. At the same time, a focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and may cause us to lose sales.
          In addition, we face risks associated with delivering an entire collection of items, including, fashion t-shirts, tops, sweaters and bottoms in fabric other than denim, of fashion-forward apparel items bearing the Joe’s® brand name. We attempt to minimize our risk associated with these products through early order commitments by retailers. We must generally place production orders with manufacturers before we have received all of a season’s orders and orders may be cancelled by retailers before shipment. Therefore, if we fail to anticipate accurately and respond to consumer preferences, we could experience lower sales, excess inventories or lower profit margins, any of which could have a material adverse effect on our results of operations and financial condition.
Our business could be negatively impacted by a change in consumer demand for denim in the marketplace.
          Denim, including premium denim, an industry term for denim jeans with a typical retail price of $120 or more, has been increasingly popular and growing in sales over the past few years as a consumer discretionary purchase both domestically and internationally. However, because consumer demands and fashion trends are subject to cyclical variations as well as the fact that the general economy and future economic prospects can often affect consumer spending habits, a change in any one of the following:
•	consumer demand,

•	consumer purchases of discretionary items,

•	the economy in general, or

•	fashion trends,
any of which may result in lower sales, excess inventories or lower profit margins for our Joe’s® products, any of which could have a material adverse effect on our results operations and financial condition.
Our Joe’s® business may not experience the growth we expect if we are unable to execute on our plan to increase our international sales.
          Continued growth of our Joe’s® brand may be dependent, in part, on our ability to increase our international net sales. During fiscal 2006, our international net sales decreased compared to fiscal 2005 partially as a result of delays in producing samples for use at international trade shows. On February 1, 2007, we and our international distributor mutually agreed to dissolve our agreement for international distribution. Under the terms of the dissolution, we have been assigned the rights associated with the sub-distributors in various countries and are continuing to ship to our international distributors. Further, our distribution agreement for the Japanese market automatically ended on December 31, 2006, and we are currently working with them on a purchase order basis. As a result of the dissolution of these two agreements, we are internally evaluating our options with respect to our international business and are reviewing our relationships in the international marketplace to create a strategy to improve and grow our international sales. While we believe that our strategy for fiscal 2007 will improve our international sales, there can be no assurance that we will be able to achieve our expectation level of net sales in the international marketplace. Further, there can be no assurance that our styles, fits and washes will gain acceptance in the international marketplace, as we primarily design with the domestic customer in mind. Lack of growth in the international market could have a material adverse effect on our results operations and financial condition.
A portion of our net sales and gross profit is derived from a small number of large customers.
          Our 10 largest customers and customer groups accounted for approximately 60% of our net sales during fiscal 2006. We do not enter into any type of long-term agreements or firm commitment orders with any of our customers. Instead, we enter into a number of individual purchase order commitments with our customers. A decision by the controlling owner of a group of stores or store or any other significant customer, including our limited number of private label customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations if we were unable to find an alternative customer for our products in a timely manner.
Our business could be negatively impacted by the financial health of our retail customers.
          We sell our product primarily to retail and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer, in addition to the customer’s decision to decrease the level of its orders, to cancel orders previously placed in advance of shipment dates or to cease carrying our products. We may also assume more credit risk relating to that customer’s receivables. We are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay to us their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.
          In recent years, the retail industry has experienced consolidation or other ownership changes that have resulted in one entity controlling several different stores. This consolidation can result in fewer customers for our products or the closing of some stores or the number of “doors” which carry our products. As a result, the potential for consolidation or ownership changes, closing of retail outlets and fewer customers could negatively impact sales of our products and have a material adverse effect on our financial condition and results of operations.
The loss of the services of key personnel could have a material adverse effect on our business.
          Our executive officer has substantial experience and expertise in our business and has made significant contributions to our growth and success. The unexpected loss of services of this individual could adversely affect us. We are currently not protected by a key-man or similar life insurance covering our executive officer, nor do we have a written employment agreement with our executive officer who serves as our Chief Executive Officer, President and Chief Financial Officer. If, for example, our executive officer should leave us, his services would likely have a substantial impact on our ability to operate, on a daily basis, because we would be forced to find and hire similarly experienced personnel to fill one or more of those positions, and daily operations may suffer temporarily as a result of this immediate void.
          Furthermore, with respect to Joe’s, while we maintain an employment agreement with Joe Dahan and expect to enter into a new agreement if the merger transaction is completed, Mr. Dahan’s departure from Joe’s could materially adversely affect our operations because his experience, design capabilities, and name recognition in the apparel industry is important to our business and we rely heavily on Mr. Dahan’s capabilities to design, direct and produce product for the Joe’s brand. However, the loss of Mr.

Dahan would not terminate our existing agreement pursuant to which we license the use of Joe’s® and the JD logo, nor would it have any effect on the brand should the merger be approved. While we believe that we would be able to find a suitable replacement to design, direct and produce product for the Joe’s brand, we do not know the effect a new or different designer would have on the products and consumer’s response to those new products. Therefore, loss of such service could have an impact on our ability to operate on a daily basis and daily operations may suffer temporarily as well.
Our business could suffer as a result of manufacturer’s inability to produce our goods on time and to our specifications or if we need to replace manufacturers.
          We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. In part, we are partially dependent on AZT and its affiliates as a manufacturer to the extent that they manufactured approximately 55% of our products during fiscal 2006. During fiscal 2006, approximately 41% of our products were manufactured in the United States and approximately 59% of our products were manufactured in Mexico or foreign countries. The inability of a certain manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. Because of the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products from us are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.
          We compete with other companies for the production capacity of our manufacturers. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.
          Should we be forced to replace one or more of our manufacturers, particularly a manufacturer that we may rely upon for a substantial portion of our production needs, such as AZT, then we may experience an adverse financial impact, or an adverse operational impact, such as being forced to pay increased costs for such replacement manufacturing or delays upon distribution and delivery of our products to our customers, which could cause us to lose customers or lose revenues because of late shipments.
If an independent manufacturer of ours fails to use acceptable labor practices, our business could suffer.
          While we require our independent manufacturers to operate in compliance with applicable laws and regulations, we have no control over the ultimate actions of our independent manufacturers. Despite our lack of control, we have internal and vendor operating guidelines to promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers.

We also utilize the services of a third party independent labor consulting service to conduct on site audits as required by state labor laws to help minimize our risk and exposure to unacceptable labor practice violations. The violation of labor or other laws by one of our independent manufacturers or the divergence of an independent manufacturer’s labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California impose joint liability upon us and our independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of our independent manufacturers be found in violation of state labor laws, we could suffer financial or other unforeseen consequences.
Our trademark and other intellectual property rights may not be adequately protected outside the United States and some of our products are targets of counterfeiting.
          We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks as we expand our product offerings and expand the number of countries where we sell our products. We cannot ensure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of their trademarks and proprietary rights. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.
          Our Joe’s® products are sometimes the target of counterfeiters. As a result, there are often products that are imitations or “knock-offs” of our Joe’s® products that can be found in the marketplace or consumers can find products that are confusingly similar to ours. We intend to vigorously defend our trademarks and products bearing our trademarks, however, we cannot assure you that our efforts will be adequate to prosecute and block all sales of infringing products from the marketplace.
Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.
          Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. Some of these risks include:
•	the burdens of complying with a variety of foreign laws and regulations,

•	unexpected changes in regulatory requirements, and

•	new tariffs or other barriers to some international markets.
          We are also subject to general political and economic risks associated with conducting international business, including:
•	political instability,

•	changes in diplomatic and trade relationships, and

•	general economic fluctuations in specific countries or markets.
          We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, Mexico, the European Union, Canada, China, Japan, India, Korea or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory or geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.
We face intense competition in the denim industry.
          We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers, some of whom may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. We compete with other denim manufacturers such as Seven for All Mankind, Citizens of Humanity and Rock & Republic, and other larger competitors primarily on the basis of:
•	anticipating and responding to changing consumer demands in a timely manner,

•	maintaining favorable brand recognition,

•	developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

•	appropriately pricing products,

•	providing strong and effective marketing support,

•	creating an acceptable value proposition for retail customers,

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.
          Furthermore, some of our competitors are privately held corporations and may have resources available to them that we, as a public company do not have. Therefore, it may be difficult for us to effectively gauge consumer response to our products and how our products are competing with these and other competitors in the marketplace.
In the event that we consummate the merger agreement with JD Holdings, our existing stockholders may be diluted.
          Pursuant to the merger agreement entered into in February 2007 with JD Holdings, if we receive approval by our stockholders, we have agreed to issue to JD Holdings 14,000,000 shares of our common stock, which we expect to represent approximately 25% of our outstanding common stock on a post transaction basis. In the event that we issue 14,000,000 shares of our common stock, this issuance would dilute the equity interests of our existing stockholders. The perceived risk of dilution may cause our existing stockholders to sell their shares, which could contribute to a decline in the price of our common stock or to vote against the merger transaction. In the event that the merger is not approved by our stockholders, we would continue to hold only a license for the right to use the Joe’s® brand and marks.

USE OF PROCEEDS
          Each selling stockholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.
DIVIDEND POLICY
          We have never declared or paid a dividend on our common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time.

SELLING STOCKHOLDERS
          The table below sets forth information regarding ownership of our common stock by the selling stockholders on May 3, 2007 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying the warrants or options held by such person that are currently exercisable or exercisable within 60 days of May 3, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. As of May 3, 2007, 41,277,801 shares of our common stock were outstanding.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the		Number of	After
	Offering		Shares to be	Offering
	Number of	Percent of	Sold in the	Number of	Percent of
Name of Selling Stockholder	Shares	Class	Offering	Shares	Class
Azteca Production International, Inc. (1)	4,112,332	9.96%	1,041,667	3,070,665	7.44%
BSS – Joe’s Investors, LLC (2)	4,442,326	10.50%	4,442,326	0	*
Windsong DB, LLC (3)	4,442,325	10.50%	4,442,325	0	*
Michael Mankowski (4)	125,000	*	125,000	0	*

TOTAL for Selling Stockholders:	13,121,983		10,051,318

*	Represents less than 1%

(1)	Includes (i) 2,078,112 shares held for the account of Azteca Production International, Inc., or Azteca, an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez, as to which such shares Mr. Paul Guez exercise sole voting and investment control; (ii) 2,034,220 shares held for the account of Azteca, an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez, as to which such shares Mr. Hubert Guez exercises sole voting and investment control. This information is based upon a Schedule 13D/A filed with the SEC on July 17, 2006 and a Form 4 filed on February 8, 2007.

(2)	Includes (i) 3,417,174 shares held for the account of BSS-Joe’s Investors, LLC, an entity which Barry S. Sterlicht holds the majority of the membership interests; and (ii) 1,025,152 shares issuable upon exercise of a warrant first exercisable beginning on June 18, 2007. This information is based upon a Schedule 13D filed with the SEC on December 29, 2006.

Barry S. Sternlicht, as holder of the majority of the membership interest, has sole voting or investment control over these shares.

(3)	Includes (i) 3,417,173 shares held for the account of Windsong DB, LLC, an entity which William Sweedler holds the majority of the membership interests; and (ii) 1,025,152 shares issuable upon exercise of a warrant first exercisable beginning on June 18, 2007. This information is based upon a Schedule 13D filed with the SEC on December 29, 2006 and January 3, 2007. William Sweedler, as holder of the majority of the membership interest, has sole voting or investment control over these shares.

(4)	Includes 125,000 shares issuable upon exercise of warrants held for Mr. Mankowski’s account and are first exercisable beginning on June 25, 2007.

          We issued the 1,041,667 shares to Azteca in a transaction exempt from registration under Section 4(2) of the Securities Act. Under the terms of an asset purchase agreement entered into on July 17, 2003 for the purchase of Azteca’s private label division, Azteca was entitled to additional shares of our common stock in the event that the common stock traded at an average stock price of less than $3.00 per share for the period between February 10, 2006 and March 12, 2006. On May 17, 2006, we issued the additional 1,041,667 shares as a result of this provision in the agreement. Our stockholders’ approved the issuance of these shares at a special meeting held on March 5, 2004. No additional consideration was paid in connection with the issuance of these shares. We have from time to time entered into other transactions with Azteca and/or its affiliates which are described as part of the Related Party Transactions set forth in our Amendment No. 2 to our Form 10-K, which is incorporated by reference herein. Azteca is one of our long term investors and acquired the securities as part of the original asset purchase agreement.
          In December 2006, we consummated a private placement of our common stock and/or warrants to purchase common stock to three “accredited investors” pursuant to Rule 506 of Regulation D under the Securities Act. The proceeds from the transaction were earmarked for general working capital purposes. In connection with the transaction, we issued 6,834,347 shares at a purchase price of $0.53 per share and warrants to purchase an additional 2,050,304 shares of common stock to these investors at an exercise price of $0.58 per share. In addition, on December 26, 2006, we issued an additional 125,000 warrants with an exercise price of $0.66 per share to an individual, also an accredited investor, in exchange for introducing one of the investors to us. Each of the warrants issued include a cashless exercise option, pursuant to which the holder can exercise the warrant without paying the exercise price in cash. If the holder elects to use this cashless exercise option, it will receive a fewer number of our shares than it would have received if the exercise price were paid in cash. The number of shares of common stock a holder of the warrant would receive in connection with a cashless exercise is determined in accordance with a formula set forth in the warrant. The warrants issued in connection with the private placement have a term of five years and are first exercisable on June 18, 2007 and June 25, 2007, respectively. We are registering the maximum number of shares issuable pursuant to the warrants as part of this registration statement of which this prospectus forms a part. We received representations and warranties from the investors that each was acquiring the securities for investment purposes and not with a view towards distribution of the securities.
          We are registering all 10,051,318 shares of common stock as described above in order to permit the selling stockholders to offer the common stock for resale from time to time. We are obligated to maintain the effectiveness of the registration statement of which this prospectus forms a part until at least December 19, 2008.
          Except as otherwise disclosed above or in documents incorporated herein by reference, the selling stockholders, have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them from time to time or at any time, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions registered under other effective registration.
          The preceding table has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified above may have sold, transferred or otherwise disposed of some or all of their common stock in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided the information regarding the common stock beneficially owned by them. Information concerning the selling stockholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.
PLAN OF DISTRIBUTION
          We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named on page 16 and also includes any donnee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or limited liability company or corporate distribution, assignment or other non-sale related transfer.
          The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:
•	on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	in connection with short sales; or

•	in a combination of any of the above transactions.
          The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may transfer shares to discharge indebtedness, as payment for goods or services, or for other non-cash consideration.
          The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.
          The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

          As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus.
          Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.
DESCRIPTION OF CAPITAL STOCK
Common Stock
          Pursuant to our Amended and Restated Certificate of Incorporation, we are authorized to issue 80,000,000 shares of common stock, $0.10 par value per share. As of May 3, 2007, we had outstanding 41,277,801 validly issued, fully paid and non-assessable shares of common stock.
          Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock our board of directors may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of our company.
          Our Board of Directors may issue the additional shares of common stock, up to the authorization of 80,000,000 shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
Preferred Stock
          Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5 million shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Innovo. As of May 3, 2007, we did not have any shares of preferred stock outstanding.

Certain Provisions Relating to Share Acquisitions
          Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. We have made no such election and are therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for our securities.
Indemnification and Limitation of Liability
          Our Amended and Restated Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director’s fiduciary duty of care to the company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities for environmental laws.
          At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.
Transfer Agent and Registrar for our Common Stock
          The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company located at 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

LEGAL MATTERS
          The validity of the shares of common stock offered by this prospectus will be passed upon for our company by our general counsel, Dustin A. Huffine, Esq. Mr. Huffine beneficially owns 8,050 shares of common stock held for his personal account and options to purchase 150,000 shares (including shares exercisable within 60 days of the date of this prospectus) of our common stock pursuant to our 2004 Stock Incentive Plan.
EXPERTS
          Our consolidated financial statements appearing in our Annual Report (Form 10-K and Amendment No. 1 on Form 10-K/A) for the year ended November 25, 2006 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. We also make such documents that we file with the SEC available on our website at http://www.innovogroup.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. However, we do not intend that the information available through our website be incorporated into this prospectus.
          We have filed a registration statement on Form S-3 with the SEC to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described herein. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC’s website as described above.
          This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.
          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the documents listed below:

1.	Our Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended November 25, 2006, filed with the SEC on March 23, 2007;

2.	Our Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended November 25, 2006, filed with the SEC on February 9, 2007;

3.	Our Annual Report on Form 10-K for the fiscal year ended November 25, 2006, filed with the SEC on February 8, 2007;

4.	Our Quarterly Report on Form 10-Q for the three months ended February 24, 2007 filed with the SEC on April 10, 2007;

5.	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2006;

6.	Our Current Report on Form 8-K filed with the SEC on May 3, 2007;

7.	Our Current Report on Form 8-K filed with the SEC on April 19, 2007;

8.	Our Current Report on Form 8-K/A filed with the SEC on March 14, 2007;

9.	Our Current Report on Form 8-K filed with the SEC on February 12, 2007;

10.	Our Current Report on Form 8-K filed with the SEC on February 7, 2007;

11.	Our Current Report on Form 8-K filed with the SEC on February 1, 2007;

12.	Our Current Report on Form 8-K/A filed with the SEC on January 16, 2007;

13.	Our Current Report on Form 8-K filed with the SEC on January 3, 2007;

14.	Our Current Report on Form 8-K filed with the SEC on December 26, 2006;

15.	Our Current Report on Form 8-K filed with the SEC on December 8, 2006; and

16.	Our description of common stock that is referenced in our registration statement on Form 8-A, File No. 000-18926, filed with the SEC on December 6, 1990 (which incorporates by reference the description of Common Stock that is contained in our Post Effective Amendment No. 6 to Form S-18, File No. 33-25912, filed with the SEC on November 29, 1990), including all amendments or reports filed for the purpose of updating such description.

          All documents filed (File No. 0-18926) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. However, we are not incorporating any information furnished under either former Item 9 or former Item 12 or Item 2.02, Item 7.01, or Item 9.01 of any Current Report on Form 8-K.
          You, including any beneficial owner of any security to whom a prospectus is delivered, may request a copy of these filings or any exhibits thereto, at no cost, by writing to or calling Dustin Huffine, Secretary, Innovo Group Inc., 5901 South Eastern Avenue, Commerce, California 90040, telephone (323) 837-3700.

FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project” and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward looking statements include, but are not limited to, statements regarding the following: growth opportunities and increasing market share, earnings estimates, future financial performance and other matters. Although we believe that the expectations contained in these forward-looking statements are reasonable, you cannot be assured that these expectations will prove correct.
          If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus and the documents incorporated by reference in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should carefully review and consider all information, including the information included in the section entitled “Risk Factors” and the financial statements and the notes to the financial statements and related disclosures incorporated by reference in this prospectus before making an investment decision. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
CAUTIONARY STATEMENTS
          No person has been authorized to give any information or to make any representation not contained in this prospectus in connection with this offering of common stock and, if given or made, no one may rely on such unauthorized information or representations. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

          You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.
10,051,318 SHARES
INNOVO GROUP INC.
COMMON STOCK

PROSPECTUS

May 16, 2007